1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

August 2, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (“Trust”)
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 525

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 525 to the Trust’s Registration Statement, filed on April 18, 2011 on behalf of its series, iShares S&P Target Date Retirement Income Index Fund, iShares S&P Target Date 2010 Index Fund, iShares S&P Target Date 2015 Index Fund, iShares S&P Target Date 2020 Index Fund, iShares S&P Target Date 2025 Index Fund, iShares S&P Target Date 2030 Index Fund, iShares S&P Target Date 2035 Index Fund, iShares S&P Target Date 2040 Index Fund, iShares S&P Target Date 2045 Index Fund and iShares S&P Target Date 2050 Index Fund (each, a “Fund”) pursuant to Rule 485(a) under the 1933 Act. The comments were provided in a telephone conversation on June 1, 2011. For your convenience, your comments are summarized below and each comment is followed by our response.

Comment No. 1: The EDGAR submission header should include each series disclosed in the registration statement, not only the two new series. Please add the missing series for the 485(b) filing.

Response: The Trust will include each series disclosed in the registration statement on the EDGAR submission header for the 485(b) filing, as requested.

Comment No. 2: The exchange ticker symbol and the principal U.S. market or markets on which each Fund’s shares are traded should appear on the cover page, not the first page.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

August 2, 2011

Response: Each Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also plans to disclose each Fund’s exchange ticker symbol and the principal U.S. market or markets on which the Fund’s shares are traded in the heading of the Fund’s summary section.

Comment No. 3: All language after the first sentence of the “Fees and Expenses” section and before the fee table should be moved to a footnote to the fee table.

Response: Other iShares funds have disclosed this language in a footnote to the fee table, but the Staff has informed the Trust that the disclosure could be placed in the text, rather than a footnote. Other iShares funds included this language in other prospectuses (in the text before the fee table) as a result of its discussions with the Staff.

Comment No. 4: The second sentence under the “Performance Information” section should be deleted. The sentence reads: “Both assume that all dividends and distributions have been reinvested in the Fund.”

Response: The Trust respectfully declines to make the requested change. The Trust believes Form N-1A permits the disclosure of this information and that the current disclosure is necessary disclosure for describing the required information.

Comment No. 5: The bar chart of year by year returns under the “Performance Information” section should include the 2010 calendar year return for each Fund.

Response: The Trust will disclose the 2010 calendar year return for each Fund that had investment operations during 2010 in accordance with Item 4(b)(2) of Form N-1A.

Comment No. 6: Investment strategies for each Fund should include securities lending if securities lending is identified as a principal risk of the Fund.

Response: The Trust will note each Fund’s policy of lending portfolio securities in the investment strategy section as long as securities lending remains a principal risk of the Fund.

Comment No. 7: On the Part C, the Item 28 exhibit list should include any item filed by amendment.

Response: The Trust has revised Item 28 to reference all exhibits.

*****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission

August 2, 2011

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1138.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Andrew Josef